U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4


Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         Miller, Jr. Edgar William
                                                  200 North Elm Street
                                                  Greensboro, NC  27401

2.   Issuer Name and Ticker or Trading Symbol     Network Systems International,
                                                  Inc. (NESI)

3.   IRS Number of Reporting Person, if an
     Entity (Voluntary)

4.   Statement for Month, Year                    October 1998

5.   If Amendment, Date of Original               N/A

6.   Relationship of Reporting Person to Issuer   Director, Officer, 10% Owner
     (Check all applicable)

7.   Individual or Joint/Group Filing             _x_ Form filed by one
     (Check Applicable Line)                          Reporting Person
                                                  ___ Form filed by more than
                                                      one Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                       Common Stock

2.   Transaction Date                        October 7, 1998
     (Month/Day/Year)

3.   Transaction Code                        Code:  P
     (Instr. 8)

4.   Securities Acquired (A)                 Amount: 850 shares
     or Disposed of (D)

     (A) or (D)                              A
                                             Price:  $2.50

5.   Amount of Securities Beneficially
     Owned at End of Month                   1,542,783

6.   Ownership form:                         (D) 1,541,221
     Direct (D) or Indirect (I)              (I)     1,562


Nature of Indirect                           1,562 shares held indirectly
Beneficial Ownership                         by Mr. Miller's wife


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security            N/A

2.   Conversion or Exercise Price of Derivative
     Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code                        Code:
                                             V:

5.   Number of Derivative Securities
     Acquired (A) Or Disposed of (D)

6.   Date Exercisable and Expiration Date    Date Exercisable:
     (Month/Day/Year)
                                             Expiration Date:

7.   Title and Amount of Underlying          Title
     Securities                              Amount of Number of Shares

8.   Price of Derivative Security

9.   Number of Derivative Securities
     Beneficially Owned at End of Month

10.  Ownership form of Derivative Security:
     Direct (D) Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership



/s/ Edgar William Miller, Jr.

Signature of Reporting Person

Date:  11/10/98